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                             November 10, 2022

       Serena Shie
       Chief Financial Officer
       Model Performance Mini Corp.
       The Suns Group Center
       200 Gloucester Road, 29th Floor
       Wan Chai
       Hong Kong

                                                        Re: Model Performance
Mini Corp.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed November 4,
2022
                                                            File No. 333-267125

       Dear Serena Shie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2022 letter.

       Form F-4/A filed November 4 2022

       Parties to the Business Combination, page 21

   1. Please disclose the effective underwriting fee in the case of maximum redemptions, and ensure this is provided
throughout your filing. We note the omission of this information on page 166.
       Experts, page 264

   2. We note on page 264 that you refer to the firm of Marcum Asia CPAs LLP for the audit of
                                                        MultiMetaVerse Inc. in
your disclosure of Experts. However, we note on page F-60 that
 Serena Shie
Model Performance Mini Corp.
November 10, 2022
Page 2
      the Report of MultiMetaVerse Inc.'s Independent Registered Public Accounting Firm
      states that the Beijing office of the audit firm of Marcum Bernstein & Pinchuk LLP conducted the audit. Please revise the disclosure on pages 264 and F-60 to be consistent.
3. Please have Marcum Bernstein & Pinchuk LLP indicate in their consent the date it was issued.
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameSerena Shie
                                                           Division of
Corporation Finance
Comapany NameModel Performance Mini Corp.
                                                           Office of Technology
November 10, 2022 Page 2
cc:       Jane Tam
FirstName LastName